UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 4, 2025, the Board of Directors (the “Board”) of Swvl Holdings Corp (the “Company” or “Swvl”) appointed Ahmed Samir Farid Misbah Abouramadan to serve as the Chief Financial Officer of the Company.

Mr. Misbah has served as the Group Finance Manager, Head of Finance and Director of Finance of the Company since June 2021. He has led accounting and finance including strategic planning, cash management, budgeting, treasury, tax and compliance across Swvl entities. Prior to joining the Company, he worked with multiple startups in the Middle East and served as a senior associate at PricewaterhouseCoopers LLC in the United Arab Emirates from 2018 to 2021. Mr. Misbah graduated from the American University in Cairo, receiving a Bachelors of Accounting in 2018.

On February 5, 2025, Swvl issued a press release titled: “Swvl Appoints Ahmed Misbah as Chief Financial Officer.” A copy of this press release is furnished herewith as Exhibit 99.1.

On February 4, 2025, Abdullah Mansour tendered his resignation as Interim Chief Financial Officer of the Company, effective immediately. Mr. Mansour’s resignation was not related to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Appoints Ahmed Misbah as Chief Financial Officer.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: February 5, 2025	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer